SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Apollo Endosurgery, Inc.

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

03767D 108

(CUSIP Number)

H.I.G. Ventures – Endosurgery, LLC

H.I.G.-GPII, Inc.

Sami Mnaymneh

Anthony Tamer

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

(305) 379-2322

Attention: Richard H. Siegel, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03767D 108		13D

1.	Name of Reporting Persons H.I.G. Ventures – Endosurgery, LLC IRS Identification No. 98-0555354

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)(1)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,451,185 (3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,451,185 (3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,451,185

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 13.6% (4)

14.	Type of Reporting Person (See Instructions) OO

(1)	H.I.G. Ventures — Endosurgery, LLC, H.I.G.-GPII, Inc. (“GPII”), Anthony Tamer and Sami Mnaymneh (each a “Reporting Person”) are members of a group for purposes of this Schedule 13D.
(2)

Shares of common stock of the corporation then known as Apollo Endosurgery, Inc. (“Old Apollo”) were converted into shares of the Issuer pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of September 8, 2016, by and among the Issuer, Merger Sub, Inc. and Old Apollo (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, each share of common stock was converted into approximately 0.3163 shares of the Issuer’s common stock. On the Effective Date, as a result of the Merger, H.I.G. Ventures — Endosurgery, LLC received an aggregate of 1,451,185 shares of the Issuer’s common stock, which reflects the 1-for-5.5 reverse split of the Issuer’s common stock effected immediately following consummation of the Merger.

(3)

GPII is the manager of H.I.G. Ventures — Endosurgery, LLC, and Messrs. Tamer and Mnaymneh are the sole stockholders of GPII, and may therefore be deemed to be the beneficial owner of the H.I.G. Shares (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by GPII or Messrs. Tamer and Mnaymneh that it is the beneficial owner of any shares of H.I.G. Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by each of GPII or Messrs. Tamer and Mnaymneh, except to the extent of such pecuniary interest in the shares of H.I.G. Shares.

(4)	Based upon 10,688,992 shares of common stock outstanding upon consummation of the Merger (as defined herein) as reported by the Issuer.

CUSIP No. 03767D 108

1.	Name of Reporting Persons H.I.G.-GPII, Inc., IRS Identification No. 65-0863795

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)(1)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,451,185 (3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,451,185 (3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,451,185

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 13.6% (4)

14.	Type of Reporting Person (See Instructions) CO

(1)	H.I.G. Ventures — Endosurgery, LLC, GPII, Anthony Tamer and Sami Mnaymneh are members of a group for purposes of this Schedule 13D.
(2)

Shares of common stock of Old Apollo were converted into shares of the Issuer pursuant to the Merger Agreement. Pursuant to the terms of the Merger Agreement, each share of common stock was converted into approximately 0.3163 shares of the Issuer’s common stock. On the Effective Date, as a result of the Merger, H.I.G. Ventures — Endosurgery, LLC received an aggregate of 1,451,185 shares of the Issuer’s common stock, which reflects the 1-for-5.5 reverse split of the Issuer’s common stock effected immediately following consummation of the Merger.

(3)

GPII is the manager of H.I.G. Ventures — Endosurgery, LLC, and Messrs. Tamer and Mnaymneh are the sole stockholders of GPII, and may therefore be deemed to be the beneficial owner of the H.I.G. Shares (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by GPII or Messrs. Tamer and Mnaymneh that it is the beneficial owner of any shares of H.I.G. Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each of GPII or Messrs. Tamer and Mnaymneh, except to the extent of such pecuniary interest in the shares of H.I.G. Shares.

(4)	Based upon 10,688,992 shares of common stock outstanding upon consummation of the Merger (as defined herein) as reported by the Issuer.

CUSIP No. 03767D 108

1.	Name of Reporting Persons Anthony Tamer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)(1)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,451,185 (3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,451,185 (3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,451,185

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 13.6% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	H.I.G. Ventures – Endosurgery, LLC, GPII, Anthony Tamer and Sami Mnaymneh are members of a group for purposes of this Schedule 13D.
(2)

Shares of common stock of Old Apollo were converted into shares of the Issuer pursuant to the Merger Agreement. Pursuant to the terms of the Merger Agreement, each share of common stock was converted into approximately 0.3163 shares of the Issuer's common stock. On the Effective Date, as a result of the Merger, H.I.G. Ventures – Endosurgery, LLC received an aggregate of 1,451,185 shares of the Issuer’s common stock, which reflects the 1-for-5.5 reverse split of the Issuer’s common stock effected immediately following consummation of the Merger.

(3)

GPII is the manager of H.I.G. Ventures – Endosurgery, LLC, and Messrs. Tamer and Mnaymneh are the sole stockholders of GPII, and may therefore be deemed to be the beneficial owner of the H.I.G. Shares (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by GPII or Messrs. Tamer and Mnaymneh that it is the beneficial owner of any shares of H.I.G. Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each of GPII or Messrs. Tamer and Mnaymneh, except to the extent of such pecuniary interest in the shares of H.I.G. Shares.

(4)	Based upon 10,688,992 shares of common stock outstanding upon consummation of the Merger (as defined herein) as reported by the Issuer.

CUSIP No. 03767D 108

1.	Name of Reporting Persons Sami Mnaymneh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)(1)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,451,185 (3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,451,185 (3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,451,185

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 13.6% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	H.I.G. Ventures – Endosurgery, LLC, GPII, Anthony Tamer and Sami Mnaymneh are members of a group for purposes of this Schedule 13D.
(2)

Shares of common stock of Old Apollo were converted into shares of the Issuer pursuant to the Merger Agreement. Pursuant to the terms of the Merger Agreement, each share of common stock was converted into approximately 0.3163 shares of the Issuer's common stock. On the Effective Date, as a result of the Merger, H.I.G. Ventures – Endosurgery, LLC received an aggregate of 1,451,185 shares of the Issuer’s common stock, which reflects the 1-for-5.5 reverse split of the Issuer’s common stock effected immediately following consummation of the Merger.

(3)

GPII is the manager of H.I.G. Ventures – Endosurgery, LLC, and Messrs. Tamer and Mnaymneh are the sole stockholders of GPII, and may therefore be deemed to be the beneficial owner of the H.I.G. Shares (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by GPII or Messrs. Tamer and Mnaymneh that it is the beneficial owner of any shares of H.I.G. Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each of GPII or Messrs. Tamer and Mnaymneh, except to the extent of such pecuniary interest in the shares of H.I.G. Shares.

(4)	Based upon 10,688,992 shares of common stock outstanding upon consummation of the Merger (as defined herein) as reported by the Issuer.

Item 1.                                 Security and Issuer.

On December 29, 2016 (the “Effective Time”), a wholly owned subsidiary of Lpath, Inc. (“Lpath”) merged with and into Old Apollo resulting in Old Apollo becoming a wholly owned subsidiary of Lpath (the “Merger”). At the Effective Time, Lpath effected a name change to “Apollo Endosurgery, Inc.” (hereinafter, the “Issuer”). Each share of Old Apollo common stock (after adjusting for the 1-for-5.5 reverse split of common stock effected by the Issuer immediately following consummation of the Merger) was exchanged for approximately 0.3163 shares of the Issuer’s common stock at the Effective Time of the Merger. This Schedule 13D relates to the shares of common stock, par value $0.001 per share, of the Issuer. The Issuer’s principal executive office is located at 1120 S. Capital of Texas Highway, Building 1, Suite #300, Austin, Texas 78746.

Item 2.                                 Identity and Background.

(a-c, f)

H.I.G. Ventures — Endosurgery, LLC

H.I.G. Ventures — Endosurgery, LLC is a Delaware limited liability company, which was formed for the purpose of holding securities of the Issuer. The principal business address of H.I.G. Ventures — Endosurgery, LLC is located at 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. H.I.G. Ventures — Endosurgery, LLC does not have any directors or executive officers.

H.I.G.- GPII, Inc.

H.I.G.- GPII, Inc. (“GPII”) is a Delaware corporation whose business is making private equity investments. The principal business address of GPII is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. GPII is the manager of H.I.G. Ventures — Endosurgery, LLC.

Information relating to the directors and executive officers of GPII is as follows:

Name and Title	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Sami W. Mnaymneh, Co-President, Director	H.I.G. Capital, LLC 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131	Co-Chief Executive Officer of H.I.G. Capital, LLC	United States

Mr. Anthony A. Tamer, Co-President Director	H.I.G. Capital, LLC 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131	Co-Chief Executive Officer of H.I.G. Capital, LLC	United States

Sami W. Mnaymneh

The principal occupation of Mr. Mnaymneh is Co-Chief Executive Officer of H.I.G. Capital, LLC. The business address of Mr. Mnaymneh is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. Mr. Mnaymneh is a U.S. citizen.

Anthony A. Tamer

The principal occupation of Mr. Tamer is Co-Chief Executive Officer of H.I.G. Capital, LLC. The business address of Mr. Tamer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. Mr. Tamer is a U.S. citizen.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Immediately prior to the Merger, H.I.G. Ventures — Endosurgery, LLC held 25,231,826 shares of common stock of Old Apollo. The Old Apollo common stock held by H.I.G. Ventures — Endosurgery, LLC was in part acquired through (i) conversion of Old Apollo preferred stock, (ii) conversion of Old Apollo unsecured subordinated convertible promissory notes (the “Old Apollo Notes”), (iii) exercise of warrants, each of which were previously acquired by H.I.G. Ventures — Endosurgery, LLC  and (iv) the purchase of Old Apollo common stock, at a per share price of $1.6361, by H.I.G. Ventures — Endosurgery, LLC in a financing that closed immediately prior to the Merger on December 29, 2016; the Merger was conditioned upon the closing of this financing and the conversion of the Old Apollo Notes. The purchase price for the Old Apollo common stock, preferred stock and Old Apollo Notes held by H.I.G. Ventures — Endosurgery, LLC was paid by H.I.G. Ventures — Endosurgery, LLC from its working capital. The warrants were net exercised.  On the Effective Date, as a result of the Merger, H.I.G. Ventures — Endosurgery, LLC received an aggregate of 1,451,185 shares of the Issuer’s common stock, which reflects the exchange ratio of approximately 0.3163 per share of Old Apollo common stock for Issuer common stock and the1-for-5.5 reverse split of the Issuer’s common stock effected immediately following consummation of the Merger.

Item 4.                                 Purpose of Transaction.

The acquisitions of Issuer securities made by H.I.G. Ventures — Endosurgery, LLC, as described in this Schedule 13D, were for investment purposes. H.I.G. Ventures — Endosurgery, LLC intends to review its investments in the Issuer on a continuing basis and any actions H.I.G. Ventures — Endosurgery, LLC might undertake will be dependent upon its review of numerous factors from time to time, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.  H.I.G. Ventures — Endosurgery, LLC may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions. Other than as described herein, H.I.G. Ventures — Endosurgery, LLC currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, H.I.G. Ventures — Endosurgery, LLC may change its purpose or formulate different plans or proposals with respect thereto at any time.

Bruce Robertson, Ph.D., a member of the board of directors of the Issuer, is employed as a Managing Director of H.I.G. Capital, LLC. Dr. Robertson disclaims beneficial ownership with respect to the H.I.G. Shares (as defined below) but may be deemed a beneficial owner of, to the extent of his pecuniary interest in, the H.I.G. Shares (as defined below).

Item 5.                                 Interest in Securities of the Issuer.

(a)         H.I.G. Ventures — Endosurgery, LLC beneficially owns an aggregate of 1,451,185 shares of the Issuer’s common stock (the “H.I.G. Shares”), representing approximately 13.6% of the outstanding shares of common stock of the Issuer, based upon 10,688,992 shares of common stock outstanding upon consummation of the Merger as reported by the Issuer.

(b)

H.I.G. Ventures — Endosurgery, LLC

(1) Sole Voting Power: 1,451,185

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 1,451,185

(4) Shared Dispositive Power: 0

H.I.G. — GPII, Inc.:

(1) Sole Voting Power: 1,451,185

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 1,451,185

(4) Shared Dispositive Power: 0

Sami W. Mnaymneh:

(1) Sole Voting Power: 1,451,185

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 1,451,185

(4) Shared Dispositive Power: 0

Anthony A. Tamer:

(1) Sole Voting Power: 1,451,185

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 1,451,185

(4) Shared Dispositive Power: 0

(c)          Except as set forth in Item 3 of this Schedule 13D, the reporting persons have not effected any transactions in the Issuer’s common stock within the past 60 days.

(d)         H.I.G. Ventures — Endosurgery, LLC does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s common stock held in the name of H.I.G. Ventures — Endosurgery, LLC and reported herein.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Old Apollo, H.I.G. Ventures — Endosurgery, LLC and certain other holders of the Issuer’s securities are party to that certain Third Amended and Restated Investors’ Rights Agreement dated as of September 8, 2016 (the “Rights Agreement”). The registration rights of the stockholders under the Rights Agreement survived the Merger and certain holders of the Issuer’s common stock and entities affiliated with certain of the Issuer’s directors have the right to demand that the Issuer file a registration statement (“demand” registration rights) or request that their shares be covered by a registration statement that the Issuer is otherwise filing (“piggyback” registration rights).

The description contained in this Statement on Schedule 13D of the Registration Rights Agreement is a summary only and is qualified in its entirety by the actual terms of such agreement, which is incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Except for the Rights Agreement, H.I.G. Ventures — Endosurgery, LLC, GPII and Messrs. Tamer and Mnaymneh have not entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit A

Third Amended and Restated Investors’ Rights Agreement dated as of September 8, 2016 by and among Apollo Endosurgery, Inc. and certain stockholders (incorporated by reference to Exhibit 4.9 of the Issuer’s Form S-4 filed October 11, 2016 (File No. 333-214059)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

H.I.G. VENTURES — ENDOSURGERY, LLC
Date:	January 9, 2017
		By:	/s/ Richard Siegel
		Name:	Richard Siegel
		Title:	Authorized Signatory

H.I.G.- GPII, INC.
Date:	January 9, 2017
		By:	/s/ Richard Siegel
		Name:	Richard Siegel
		Title:	Authorized Signatory

Date:	January 9, 2017	/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

Date:	January 9, 2017	/s/ Anthony A. Tamer
Anthony A. Tamer